EXHIBIT 12

SONOCO PRODUCTS COMPANY

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31
	2014	2013	2012	2011	2010
EARNINGS
Pretax income	$339,120	$304,549	$287,074	$284,406	$254,454
Add: Distributed income from affiliates	9,809	13,631	9,329	11,676	17,123
Add: Fixed charges	81,806	88,704	91,690	64,341	58,352
Add: Amortization of capitalized interest	3,449	2,677	2,450	2,341	2,303

Total Earnings	434,184	409,561	390,543	362,764	332,232
Less: Capitalized interest	(3,248)	(5,946)	(4,056)	(3,113)	(3,817)

Adjusted Earnings	$430,936	$403,615	$386,487	$359,651	$328,415

FIXED CHARGES
Interest expense	$55,140	$59,913	$64,114	$41,832	$37,413
Capitalized interest	3,248	5,946	4,056	3,113	3,817
Portion of rents representative of the interest factor	23,418	22,845	23,520	19,396	17,122

Total Fixed Charges	$81,806	$88,704	$91,690	$64,341	$58,352

Ratio of Earnings to Fixed Charges	5.27	4.55	4.22	5.59	5.63